Exhibit 4(a)(4)

Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
A Stock Company
DELETION OF TRANSFER FEE AND WITHDRAWAL FEE ENDORSEMENT
Pacific Life Insurance Company has issued this Endorsement as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Endorsement apply to this Endorsement. In the event of any conflict between the provisions of this Endorsement and the provisions of the Contract, the provisions of this Endorsement shall prevail over the provisions of the Contract.
The terms defined in the Contract will have the same meaning when used in this Endorsement.
This Endorsement modifies the Contract to delete in their entirety any Transfer Fee provision and any Withdrawal Fee provision in the CHARGES, FEES AND DEDUCTIONS section of the Contract. Any references to either of these provisions or to the transfer fee or withdrawal fee in any other provision of this Contract, or in the provisions of any Rider or other Endorsement attached to this Contract, are likewise deleted.
Effective Date – This Endorsement is effective as of the Contract Date, unless a later date is shown below.
     Effective Date:       [date]
All other terms and conditions of your Contract remain unchanged by this Endorsement.
PACIFIC LIFE INSURANCE COMPANY

Chairman and Chief Executive Officer	Secretary

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